Exhibit 4.1

Description of Shares

Form of Shares

Registered Form

ETF Managers Group Commodity Trust I (the “Trust”) shares are issued in registered form in accordance with the Amended and Restated Declaration of Trust and Trust Agreement dated December 11, 2014, as amended (the “Trust Agreement”). U.S. Bank has been appointed registrar and transfer agent for the purpose of transferring shares in certificated form. U.S. Bank keeps a record of all limited partners and holders of the shares in certificated form in the registry (the “Register”). ETF Managers Capital LLC (the “Sponsor”) recognizes transfers of shares in certificated form only if done in accordance with the Trust Agreement. The beneficial interests in such shares are held in book-entry form through participants and/or accountholders in the Depository Trust Company (“DTC”).

Book Entry

Individual certificates are not issued for the shares. Instead, shares are represented by one or more global certificates, which are deposited by the Trust’s administrator with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee for DTC. The global certificates evidence all of the shares outstanding at any time. Shareholders are limited to (1) participants in DTC such as banks, brokers, dealers and trust companies (“DTC Participants”), (2) banks, brokers, dealers and trust companies who maintain, either directly or indirectly, a custodial relationship with, or clear through, a DTC Participant (“Indirect Participants”), and (3) persons holding interests in the shares through DTC Participants or Indirect Participants, in each case who satisfy the requirements for transfers of shares.

Shareholders will be shown on, and the transfer of shares will be effected only through, in the case of DTC Participants, the records maintained by the Depository and, in the case of Indirect Participants and shareholders holding through a DTC Participant or an Indirect Participant, through those records or the records of the relevant DTC Participants or Indirect Participants. Shareholders are expected to receive, from or through the broker or bank that maintains the account through which the shareholders has purchased shares, a written confirmation relating to their purchase of shares.

Transfer of Shares

The shares are only transferable through the book-entry system of DTC. Shareholders who are not DTC Participants may transfer their shares through DTC by instructing the DTC Participant holding their shares (or by instructing the Indirect Participant or other entity through which their shares are held) to transfer the shares. Transfers are made in accordance with standard securities industry practice.

Transfers of interests in shares with DTC are made in accordance with the usual rules and operating procedures of DTC and the nature of the transfer. DTC has established procedures to facilitate transfers among the participants and/or accountholders of DTC. Because DTC can only act on behalf of DTC Participants, who in turn act on behalf of Indirect Participants, the ability of a person or entity having an interest in a global certificate to pledge such interest to persons or entities that do not participate in DTC, or otherwise take actions in respect of such interest, may be affected by the lack of a certificate or other definitive document representing such interest.

DTC has advised us that it will take any action permitted to be taken by a shareholder (including, without limitation, the presentation of a global certificate for exchange) only at the direction of one or more DTC Participants in whose account with DTC interests in global certificates are credited and only in respect of such portion of the aggregate principal amount of the global certificate as to which such DTC Participant or Participants has or have given such direction.

Management; Voting by Shareholders

The shareholders of the Trust take no part in the management or control, and have no voice in the Trust’s operations or business.

The Sponsor has the right unilaterally to amend the Trust Agreement as it applies to the Trust provided that the shareholders have the right to vote only if expressly required under Delaware or federal law or rules or regulations of the NYSE Arca, or if submitted to the shareholders by the Sponsor in its sole discretion. No amendment affecting the Trust’s Trustee shall be binding upon or effective against the Trustee unless consented to by the Trustee in the form of an instruction letter.

Unless otherwise specified in the Trust Agreement or in federal law or regulations of rules on any exchange, any matter upon which the shareholders vote shall be approved by the affirmative vote of shareholders holding shares representing at least 66 2/3% of the outstanding shares of the Trust or the applicable series, as the case may be.

Creation and Redemption of Shares

The Trust creates and redeems shares from time to time, but only in one or more Creation Baskets or Redemption Baskets. The creation and redemption of Baskets are only made in exchange for delivery to the Trust or the distribution by the Trust of the amount of Treasuries and/or any cash represented by the Baskets being created or redeemed, the amount of which is based on the combined net asset value of the number of shares included in the Baskets being created or redeemed determined as of 4:00 p.m. E.T. on the day the order to create or redeem Baskets is properly received.

“Authorized Participants” are the only persons that may place orders to create and redeem Baskets. Authorized Participants must be (1) registered broker-dealers or other securities market participants, such as banks and other financial institutions, that are not required to register as broker- dealers to engage in securities transactions described below, and (2) DTC Participants. To become an Authorized Participant, a person must enter into an Authorized Participant Agreement with the Sponsor.

Termination Events

The Trust will dissolve at any time upon the happening of any of the following events:

●	The filing of a certificate of dissolution or revocation of the Sponsor’s charter (and the expiration of 90 days after the date of notice to the Sponsor of revocation without a reinstatement of its charter) or upon written notice by the Sponsor of its withdrawal as Sponsor, unless (i) at the time there is at least one remaining Sponsor and that remaining Sponsor carries on the business of the Trust or (ii) within 90 days of such event of withdrawal all the remaining shareholders agree in writing to continue the business of the Trust and to select, effective as of the date of such event, one or more successor Sponsors. If the Trust is terminated as the result of an event of withdrawal and a failure of all remaining shareholders to continue the business of the Trust and to appoint a successor Sponsor as provided above within 120 days of such event of withdrawal, shareholders holding shares representing at least a majority (over 50%) of the net asset value (not including shares held by the Sponsor and its affiliates) may elect to continue the business of the Trust by forming a new statutory trust, or reconstituted trust, on the same terms and provisions as set forth in the Trust Agreement. Any such election must also provide for the election of a Sponsor to the reconstituted trust. If such an election is made, all shareholders of the Trust shall be bound thereby and continue as shareholders of the reconstituted trust.

●	The occurrence of any event which would make unlawful the continued existence of the Trust.

●	In the event of the suspension, revocation or termination of the Sponsor’s registration as a commodity pool operator, or membership as a commodity pool operator with the National Futures Association (if, in either case, such registration is required at such time unless at the time there is at least one remaining Sponsor whose registration or membership has not been suspended, revoked or terminated).

●	The Trust becomes insolvent or bankrupt.

●	The shareholders holding shares representing at least seventy-five percent (75%) of the net asset value (which excludes the shares of the Sponsor) vote to dissolve the Trust, notice of which is sent to the Sponsor not less than ninety (90) business days prior to the effective date of termination.

●	The determination of the Sponsor that the aggregate net assets of the Trust in relation to the operating expenses of the Trust make it unreasonable or imprudent to continue the business of the Trust.

●	The Trust is required to be registered as an investment company under the Investment Company Act of 1940.

●	DTC is unable or unwilling to continue to perform its functions, and a comparable replacement is unavailable.

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